UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Febuary 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 4.6% increase in

January 2018 passenger traffic

•	The Monterrey (+7.2%) and Culiacán (+13.1%) airports contributed most to traffic growth
•	5 routes opened in January

Monterrey, Mexico, February 8, 2018—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 4.6% in January 2018, as compared to January 2017. Domestic traffic increased 4.5%, and international traffic increased 4.6%.

Total Passengers*
	Jan- 2017	Jan- 2018	Change %
Domestic	1,279,331	1,337,435	4.5
International	237,238	248,186	4.6
OMA Total	1,516,569	1,585,621	4.6
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During January 2018, domestic traffic increased in six airports, with the largest increases in:

•	Monterrey (+7.1%; +41,742 passengers), with 47% of OMA’s domestic traffic, principally as a result of increases in passenger traffic on the routes to Querétaro, Mexicali, Mexico City, and Cancún.
•	Culiacán (+14.1%; +20,766), OMA’s second largest airport, with 13% of domestic traffic, as a result of increases in passenger traffic on the Tijuana and Guadalajara routes.

TAR opened the San Luis Potosí – Guadalajara and San Luis Potosí – Querétaro routes; and Aeroméxico opened the Monterrey – Veracruz route during the month.

International traffic grew in ten airports in January, with the largest increase in Monterrey (+7.5%; +7,328 passengers) as a result of increases in traffic on the Atlanta, Detroit, Los Angeles, and Seoul routes.

During the month, Sunwing opened the Acapulco-Montreal route, and Swift Air started the Zihuatanejo-Milwaukee route.

Of total January traffic, 98.9% was commercial aviation and 1.1% was general aviation.

Total Passengers*

	Jan-2017	Jan-2018	Change %
Acapulco	68,874	67,334	(2.2)
Ciudad Juárez	88,670	97,280	9.7
Culiacán	150,735	170,498	13.1
Chihuahua	106,414	110,318	3.7
Durango	33,344	31,306	(6.1)
Mazatlán	97,545	94,520	(3.1)
Monterrey	684,573	733,643	7.2
Reynosa	40,232	32,294	(19.7)
San Luis Potosí	40,526	46,473	14.7
Tampico	52,976	54,501	2.9
Torreón	51,034	47,271	(7.4)
Zacatecas	29,096	27,753	(4.6)
Zihuatanejo	72,550	72,430	(0.2)
OMA Total	**1,516,569**	**1,585,621**	**4.6**

Domestic Passengers*

	Jan-2017	Jan-2018	Change %
Acapulco	59,957	56,551	(5.7)
Ciudad Juárez	88,514	97,069	9.7
Culiacán	147,349	168,115	14.1
Chihuahua	98,036	101,200	3.2
Durango	28,106	26,973	(4.0)
Mazatlán	56,618	53,669	(5.2)
Monterrey	587,477	629,219	7.1
Reynosa	40,122	32,081	(20.0)
San Luis Potosí	28,756	33,401	16.2
Tampico	49,335	50,520	2.4
Torreón	46,465	42,519	(8.5)
Zacatecas	18,146	16,227	(10.6)
Zihuatanejo	30,450	29,891	(1.8)
OMA Total	**1,279,331**	**1,337,435**	**4.5**

International Passengers*

	Jan-2017	Jan-2018	Change %
Acapulco	8,917	10,783	20.9
Ciudad Juárez	156	211	35.3
Culiacán	3,386	2,383	(29.6)
Chihuahua	8,378	9,118	8.8
Durango	5,238	4,333	(17.3)
Mazatlán	40,927	40,851	(0.2)
Monterrey	97,096	104,424	7.5
Reynosa	110	213	93.6
San Luis Potosí	11,770	13,072	11.1
Tampico	3,641	3,981	9.3
Torreón	4,569	4,752	4.0
Zacatecas	10,950	11,526	5.3
Zihuatanejo	42,100	42,539	1.0
OMA Total	**237,238**	**248,186**	**4.6**

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Porfirio González Álvarez
Porfirio González Álvarez
Chief Executive Officer

Dated February 8, 2017